Exhibit 99.5

SIMS METAL MANAGEMENT LIMITED	Proxy Summary
ANNUAL GENERAL MEETING	Friday, 19 November 2010
1. TO RE-ELECT CHRISTOPHER RENWICK AS NON-EXECUTIVE DIRECTOR
The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
140,050,539	612,168	113,863	6,494,616
The motion was carried as an ordinary resolution on a show of hands.
2. TO AMEND THE CONSTITUTION
The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
140,304,898	277,365	173,568	6,515,355
The motion was carried as a special resolution on a show of hands.
3. PARTICIPATION IN LONGTERM INCENTIVE PLAN MR DIENST
The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
100,060,483	39,378,108	1,369,749	5,824,745
The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
105,182,328	44,521,545	1,369,909
4. ADOPT REMUNERATION REPORT FOR YEAR ENDED 30/06/10
The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
133,636,520	5,749,296	1,400,400	6,484,970
The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
139,457,587	10,879,570	1,406,391